SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




SCHEDULE 13D


Under the Securities Exchange Act of 1934


AMENDMENT NO. 1


JALATE LTD.
(Name of issuer)


COMMON STOCK
(Title of class of securities)


470145103
(CUSIP number)


John Drury, 1001 Fannin, Suite 4000
Houston, Texas  77002  (713) 512-6371
(Name, address and telephone number of person authorized to receive notices and communications)


November 1, 1998
(Date of event which requires filing of this statement)


	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box.

	Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)










SCHEDULE 13D


CUSIP No.       470145103                 Page  2  of  4   Pages

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          		JOHN DRURY

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (
(b) (

3 SEC USE ONLY


4 SOURCE OF FUNDS*

           		PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(E) (


6 CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
                  7      SOLE VOTING POWER
NUMBER OF
SHARES			                   		354,500
BENEFICIALLY	     8      SHARED VOTING POWER
OWNED BY
EACH
REPORTING	        9      SOLE DISPOSITIVE POWER
PERSON WITH                   354,500
                 10      SHARED DISPOSITIVE POWER
                                3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            357,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*	           (


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		7.3

14 TYPE OF REPORTING PERSON*
		IN




Item 1. 	Security and Issuer

	No material change to the original Schedule 13D filing to which this Amendment relates.

Item 2. 	Identity and Background

	No material change to the original Schedule 13D filing to which this Amendment relates.


Item 3. 	Source and Amount of Funds or Other Consideration

	No material change to the original Schedule 13D filing to which this Amendment relates.

Item 4. 	Purpose of Transaction.

	The securities of the Issuer were acquired by Drury in open market transactions and privately negotiated transactions and privately negotiated transactions for the purposes of investment. Drury currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Drury, or other entities that may be deemed to be affiliates of Drury, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

	Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)
(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.




Item 5. 	Interest in Securities of the Issuer.

On November 1, 1998, Drury purchased 152,000 shares of the Issuer's Common Stock in a privately negotiated transaction resulting in Drury owning an aggregate of 354,500 shares of the Issuer's Common Stock. Drury's spouse also owns 3,000 shares of the Issuer's Common Stock. As of November 1, 1998, the number of shares of the Issuer's Common Stock owned beneficially by Drury and his spouse is 7.3% of the Issuer's Common Stock outstanding. Drury has the direct power both to vote and to direct the disposition of the shares held by him while his spouse has the direct power both to vote and to direct the disposition of the shares held by her.

		A description of the transactions in the Issuer's Common Stock that were effected during the past 60 days by Drury is an follows (there are no transactions by his spouse during the past 60 days):


Date	       		Number of Shares		Price per Share

11/1/98			    152,000                  0.625


Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

	The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures.

Item 7. 	Materials to be Filed as Exhibits.

	None



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated December 11, 1998


___________________________
/S/	John Drury